THAT'S EATERTAINMENT CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
That's Eatertainment Corp. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of That's Eatertainment Corp. (the "Company") and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019 and 2018, and the results of its operations, changes in stockholders' deficit, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2014.

Phoenix, Arizona

May 8, 2020

THAT’S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS		
Current assets:		
Cash and cash equivalents	$ 546,482	$ 97,853
Accounts receivable - trade	65,753	104,755
Inventory	19,187	20,274
Prepaid expenses	16,314	43,889
Total current assets	647,736	266,771
Property and equipment, net	2,578,589	2,306,465
Investment in equity securities	567,316	-
Other assets	383,356	45,004
Total assets	$ 4,176,997	$ 2,618,240
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 1,008,215	$ 501,858
Accrued expenses	1,889,625	1,599,297
Deferred revenue	181,020	200,818
Convertible note payable - short-term	325,000	250,000
Convertible notes payable - related parties - short-term	291,025	292,138
Capital lease obligation - short-term	50,357	79,370
Total current liabilities	3,745,242	2,923,481
Long-term liabilities:		
Convertible notes payable - long-term	100,000	200,000
Deferred rent	608,967	290,508
Capital lease obligation - long-term	11,842	29,002
Draw facility - related party	2,500,000	-
Secured revolving line of credit - related parties	1,939,939	3,128,500
Total liabilities	8,905,990	6,571,491
Stockholders' deficit:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2019 and December 31, 2018	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized, 11,629,976 and 9,571,464 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	11,630	9,571
Additional paid-in capital	16,977,277	11,806,399
Accumulated deficit	(21,717,900)	(15,769,221)
Total stockholders' deficit	(4,728,993)	(3,953,251)
Total liabilities and stockholders' deficit	$ 4,176,997	$ 2,618,240

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2019	2018
Food and beverage revenues	$ 1,109,323	$ 1,282,786
Amusement and membership fee revenues	938,366	975,238
Licensing revenue	124,986	137,044
Discounts and comps	(131,672)	(192,443)
Total revenue, net	2,041,003	2,202,625
Cost of food and beverage	306,660	322,783
Cost of amusement and other	87	3,747
Total cost of products	306,747	326,530
Operating payroll and benefits	755,064	1,008,009
Other store operating expenses	741,688	674,099
General and administrative expenses	3,085,632	2,855,110
Depreciation expense	600,725	579,043
Pre-opening costs	4,350	-
Total operating costs	5,494,206	5,442,791
Loss from operations	(3,453,203)	(3,240,166)
Interest expense	2,495,476	883,085
Net loss before income taxes	(5,948,679)	(4,123,251)
Provision for income taxes	-	-
Net loss	$ (5,948,679)	$ (4,123,251)
Net loss per share		
Basic and diluted	$ (0.54)	$ (0.45)
Weighted average common shares outstanding		
Basic and diluted	10,953,889	9,144,113

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Par Value	Capital	Deficit	Deficit
Balance, December 31, 2017	7,110,550	$ 7,110	$ 5,445,260	$ (11,645,970)	$ (6,193,600)
Stock-based compensation - stock options	-	-	311,571	-	311,571
Shares redeemed in reverse split	-	-	(1,820)	-	(1,820)
Convertible promissory notes and accrued interest converted to common stock	970,834	971	2,387,280	-	2,388,251
Line of credit and accrued interest converted to common stock	1,490,080	1,490	3,664,108	-	3,665,598
Net loss for the year ended December 31, 2018	-	-	-	(4,123,251)	(4,123,251)
Balance, December 31, 2018	9,571,464	9,571	11,806,399	(15,769,221)	(3,953,251)
Stock-based compensation - stock options	-	-	161,538	-	161,538
Shares redeemed in reverse split	-	-	(1,650)	-	(1,650)
Fractional shares redeemed in reverse split	(31,346)	(31)	31	-	-
Convertible promissory notes incentive interest converted to common stock	18,285	18	36,552	-	36,570
Line of credit and accrued interest converted to common stock	1,770,748	1,771	3,539,725	-	3,541,496
Beneficial conversion feature related to draw facility	-	-	833,333	-	833,333
Shares issued in equity exchange	283,658	284	567,032	-	567,316
Common stock sold in offering	17,167	17	34,317	-	34,334
Net loss for the year ended December 31, 2019	-	-	-	(5,948,679)	(5,948,679)
Balance, December 31, 2019	11,629,976	$ 11,630	$ 16,977,277	$ (21,717,900)	$ (4,728,993)

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2019	2018
Cash flows from operating activities:		
Net loss	$ (5,948,679)	$ (4,123,251)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	600,725	579,043
Deferred rent	(19,041)	(16,142)
Stock option expense	161,538	311,571
Interest on convertible notes converted to equity	36,570	638,251
Interest on secured revolving line of credit converted to equity	1,433,435	553,598
Beneficial conversion feature related to draw facility	833,333	-
Changes in operating assets and liabilities:		
Accounts receivable - trade	39,002	(37,554)
Inventory	1,087	8,225
Prepaid expenses	27,575	17,155
Other assets	(338,352)	-
Accounts payable	506,357	(78,170)
Accrued expenses	225,555	228,238
Accrued interest	64,773	(57,187)
Deferred revenue	(19,798)	35,846
Net cash used in operating activities	(2,395,920)	(1,940,377)
Cash flows from investing activities:		
Purchase of property and equipment	(872,849)	(66,006)
Proceeds from sale of fixed assets	-	10,216
Shares redeemed in reverse split	(1,650)	(1,820)
Net cash used in investing activities	(874,499)	(57,610)
Cash flows from financing activities:		
Proceeds from draw facility - related party	2,500,000	-
Proceeds from related party secured revolving line of credit	1,006,500	2,498,000
Principal payments on related party secured revolving line of credit	(87,000)	-
Principal payments on notes payable - other	-	(124,416)
Proceeds from capital lease obligation	51,783	-
Principal payments on capital lease obligation	(97,956)	(69,080)
Principal payments on convertible notes payable	(26,113)	(250,000)
Proceeds from lease for tenant improvements	337,500	-
Proceeds from sale of common stock	34,334	-
Net cash provided by financing activities	3,719,048	2,054,504
Net change in cash and cash equivalents	448,629	56,517
Cash and cash equivalents at beginning of period	97,853	41,336
Cash and cash equivalents at end of period	$ 546,482	$ 97,853

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:	Years Ended December 31, 2019	2018
Cash paid during period for interest	$ 127,363	$ 57,187
Cash paid during period for income taxes	$ -	$ -
Non-cash investing and financing activities:		
- Stock-based compensation - options	$ 161,538	$ 311,571
- Accrued expenses converted to note payable	$ -	$ 292,138
- Convertible promissory note and accrued interest converted to common stock	$ 36,570	$ 2,388,251
- Secured revolving line of credit and accrued interest converted to common stock	$ 3,541,496	$ 3,665,598
- Beneficial conversion feature related to draw facility	$ 833,333	$ -
- Common stock issuance for purchase of investment	$ 567,316	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1
Description of the Business and Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of THAT'S EATERTAINMENT CORP. (formerly Modern Round Entertainment Corporation), and its subsidiaries (collectively, "Modern Round," "we," "us," "our," or "our company").

We were incorporated in Nevada in November 2013 under the name Nuvola, Inc. Prior to November 24, 2014, we operated as a subsidiary of Bollente Companies, Inc. ("Bollente"), a company specializing in the manufacturing and sale of high-quality, wholehouse, electric tankless water heaters. On November 24, 2014, Bollente spun off our company by declaring a dividend of the shares of our common stock to the Bollente stockholders. Because of the dividend, we became a company independent of Bollente.

On December 31, 2015, we entered an Agreement and Plan of Merger ("Merger Agreement") with our wholly-owned subsidiary, Nuvola Merger Sub, LLC ("NMS"), a Nevada limited liability company, and Modern Round, L.L.C., a Nevada limited liability company. Upon the terms and subject to the satisfaction of the conditions set forth in the Merger Agreement, NMS was merged with and into Modern Round, L.L.C. with Modern Round, L.L.C. continuing as the surviving entity and as a wholly owned subsidiary of our company. Concurrent with the merger, Modern Round, L.L.C. was converted into a Nevada corporation named Modern Round, Inc.

On May 31, 2018, we filed a Certificate of Amendment with the Secretary of State of Nevada that changed our name to THAT'S EATERTAINMENT CORP.

On April 11, 2018, our Board of Directors approved an amendment to our Amended and Restated Articles of Incorporation to effect a 1-for-12,000 reverse split of our Common Stock (the "Reverse Split"), followed by a 2,000-for-1 forward split of our Common Stock (the "Forward Split"), which was done on November 13, 2018. All references in the accompanying financial statements to the number of common shares and per share amounts have been adjusted retroactively to reflect these stock splits.

Operations

Our principal operations focus on developing, securing suitable sites for, and implementing a combined dining and entertainment concept centered around an indoor simulated shooting experience. We expect that our future operations will include continuing these developments and operating owned and leased locations, initially in North America. We opened our first, and currently only, location in Peoria, Arizona, on June 1, 2016. Modern Round partnered with Lucky Strike Entertainment, LLC ("Lucky Strike") in October 2017 and placed its shooting lounges in various Lucky Strike sites. In Q2 of 2019, Lucky Strike requested that we remove our shooting lounges from all sites. We agreed to do so and completed the removal by Q3 2019. Modern Round has initiated its new licensing program and has placed shooting lounges in Apex Entertainment's ("Apex") Syracuse, NY location which began operating in March 2019. We are currently in discussions with Apex with respect to removing the shooting lounges. We are in process of constructing our Riverview Social project in Mesa, Arizona and expect it to be operational in Q2, 2020.

We conduct our operations through our wholly-owned subsidiary Eatertainment Brands Holding Corp. and its wholly-owned subsidiaries Modern Round, Inc., THAT'S DEVELOPMENT, INC., and TEC Restaurants, Inc., and each of its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

We use significant estimates in the valuation of share-based payments, depreciable lives and the carrying value of property and equipment,the carrying value of our investment in NextLinks, our evaluation of our ability to continue as a going concern, and our estimated market value per share.

Cash and Cash Equivalents

We consider all highly liquid instruments, with a maturity of three months or less at the time of purchase, to be cash equivalents. At December 31, 2019 and 2018, we had no uninsured cash and cash equivalents that exceeded the federally insured limit of $250,000.

Revenue Recognition

During the first quarter of 2019, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), using the cumulative-effect method. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption did not have an impact on our consolidated financial statements, other than the enhancement of our disclosures related to our revenue-generating activities.

Revenues consist primarily of sales from restaurant operations and virtual shooting lounge rentals, licensing revenue and other revenue and miscellaneous revenue. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a restaurant guest or other customer.

Restaurant revenue

The Company recognizes revenues from restaurant sales when payment is tendered at the point of sale, as the Company's performance obligation to provide food and beverage to the customer has been satisfied.

The Company sells gift cards and Groupon campaigns which do not have an expiration date, and it does not deduct dormancy fees from outstanding gift card or Groupon balances. We recognize revenue from gift cards and Groupon campaigns as either: (i) Food and beverage revenue, when the Company's performance obligation to provide food and beverage to the customer is satisfied upon redemption of the gift card or Groupon, (ii) Amusement and other revenue, when the Company's performance obligation to provide simulated shooting lounge fees is satisfied upon redemption of the gift card or Groupon or (iii) gift card breakage, as discussed in Other revenue below.

We also recognize deferred revenue primarily related to an annual membership fee program in which members receive a discount on food and simulated shooting lounges. We recognize the annual membership revenue ratably over 12 months as other revenue.

Licensing revenue

We also have revenue sharing arrangements with location-based entertainment companies such as Lucky Strike Entertainment, LLC. Our economic arrangement with Lucky Strike required us to incur the cost of equipment procurement, installation of the systems, training and any expenses associated with the servicing of the systems. In return, we received 50% of gross revenue received from shooting lounge rentals and membership fees. These revenue sharing fees were remitted to us on a monthly basis, and were recorded as licensing revenue. As described above, we completed the removal of our shooting lounges from all Lucky Strike locations by Q3 of 2019.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Deferred revenue

Deferred revenue consists of membership fee revenue, gift card sales, and banquet event sales deposits received. Membership fees are due annually and are non-refundable. We recognize membership fee revenue ratably over 12 months, starting in the month the fees are received. We record gift card sales and event sales deposits as deferred revenue, and recognize the sales revenue when the gift cards and event deposits are utilized by our guests. Banquet event deposits are generally non-refundable, although guests can re-schedule their events with sufficient notice. We expect that our guests will utilize their deposits, or we will retain the balances if a guest does not use the balance.

Other revenue

Gift card breakage is recognized when the likelihood of a gift card or Groupon being redeemed by the customer is remote. The determination of the gift card breakage rate is based upon the Company's specific historical redemption patterns. The Company recognizes gift card breakage by applying its estimate of the rate of gift card breakage on a pro rata basis over the period of estimated redemption. We have not recorded gift card or Groupon breakage income through December 31, 2019, as we do not have sufficient purchase and utilization history to use as a basis for a breakage policy.

Accounts Receivable

We record receivables at the amount we expect to collect. We charge earnings and credit the valuation allowance account for uncollectible amounts based on our estimates. Balances are written off as a charge to the valuation allowance and a credit to accounts receivable once all reasonable collection efforts have been made. We consider the following factors when determining collectability of specific accounts: customer credit-worthiness, past history with the customer, current economic industry trends, and changes in payment terms. We review balances that are past due more than 90 days and other higher risk amounts individually for collectability. There were no allowances for uncollectible bad debt deemed necessary at December 31, 2019 and 2018.

Earnings (Loss) per Share

We follow FASB Accounting Standards Codification ("ASC") Topic 260, *Earnings per Share*, to calculate earnings or loss per share. We compute basic net loss per share by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period. We have potentially dilutive securities outstanding that are not shown in a diluted net loss per share calculation because their effect for both 2019 and 2018 would be anti-dilutive. These potentially dilutive securities include options, warrants, and convertible promissory notes.

The following table sets forth the anti-dilutive securities excluded from diluted loss per share:

Anti-dilutive securities excluded from diluted loss per share:	2019	2018
Stock options and warrants	970,549	1,656,331
Shares issuable upon conversion of convertible promissory notes, including accrued interest	468,314	419,313
Shares issuable upon conversion of draw facility, including accrued interest	1,715,807	-
Total	3,154,670	2,075,644

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Fair Values of Financial Assets and Liabilities

We measure and disclose certain financial assets and liabilities at fair value, when applicable. ASC Topic 820, *Fair Value Measurement*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Collaborative Arrangement

On January 16, 2015, we entered a Co-Venture Agreement (the "Co-Venture Agreement") with VirTra, Inc. ("VirTra"), a Texas corporation. We have evaluated the Co-Venture Agreement and have determined that it is a collaborative arrangement under FASB ASC Topic 808, *Collaborative Arrangements,* and that we are the principal participant. Thus, we record costs incurred and third party generated revenue on a gross basis in the financial statements. We reevaluate whether this and any arrangement qualifies, or continues to qualify as a collaborative arrangement, whenever there is a change in the roles of the participants or the participants' exposure to significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. VirTra owns approximately 4.8% of the issued and outstanding shares of our common stock.

We have created an entertainment concept centered around an indoor simulated shooting entertainment experience, coupled with restaurant and bar service (the "Concept"). VirTra owns or controls rights to certain software and technology relating to firearms simulation training that assisted in the development and operation of the Concept. We formalized an arrangement with VirTra, through the Co-Venture Agreement, under which both parties collaborate on developing and operating the software and technology relating to firearms simulation training for the Concept.

Pursuant to the Co-Venture Agreement, VirTra developed and integrated certain scenarios and customizations using its software and software developed by Noma Technologies, LLC ("Noma"), an unrelated third party (the "Project"). We retain the rights to the Noma software, and VirTra retains the rights to its existing and future scenarios and the customizations.

Pursuant to the Co-Venture Agreement, VirTra granted us an exclusive, non-transferrable, royalty-bearing right and license to use and distribute the VirTra software, including all scenarios and customizations in locations to operate the Concept. Additionally, pursuant to the terms of the Co-Venture Agreement, we granted VirTra a non-exclusive and non-transferrable right and license to use the Noma software to complete the Project under the Co-Venture Agreement. See Note 8, Commitments and Contingencies; Note 10, Notes Payable; and Note 13, Related Party Transactions for impacts that relate to this agreement.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

We record property and equipment at cost. We provide for depreciation on the straight-line method over the estimated useful lives of the assets, or for leasehold improvements, over the shorter of the estimated useful life or the remaining lease term. Estimated useful lives of property and equipment range from three to ten years, see Note 5, Property and Equipment, net. We expense maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life. We capitalize expenditures that materially increase the useful lives of property and equipment as incurred. We review all capitalized assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset group may not be recoverable. We measure recoverability of assets by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset group. If such assets are determined to be impaired, we measure the impairment by the difference between the carrying amount and the fair value of the assets. We determine fair value based on discounted cash flows or appraised values, depending on the nature of the asset.

Inventory

Inventory consists of products used for food and beverage sales, and are stated at the lower of cost (first-in, first-out) or net realizable value.

Advertising Costs

We expense advertising costs as incurred. Advertising cost for the years ended December 31, 2019 and 2018 was $112,462 and $88,584, respectively.

Software Development Costs

We expense all costs incurred to establish the technological feasibility of a software product to be sold, leased, or otherwise marketed, as incurred. We establish the technological feasibility of a software product when we have completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features, and technical performance requirements.

We capitalize costs incurred for producing product masters, including coding and testing costs, after establishing technological feasibility. Capitalization of software costs cease when the product is available for use by customers. At each balance sheet date, we compare the unamortized capitalized costs of a software product with the net realizable value of that product. We write off the amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset. At December 31, 2019 and 2018, we had no capitalized software development costs. Our research and development costs, including software development, for the years ending December 31, 2019 and 2018 was $231,861 and $116,774, respectively.

Investment in Equity Securities

We follow the *Recognition and Measurement of Financial Assets and Financial Liabilities*, under ASU 2016-01 to account for Investment in Equity Securities. Our investment in equity securities does not have a readily determinable fair value, therefore, we have recorded the investment at cost and conduct a one-step impairment test Under the one-step test, a qualitative assessment is performed each reporting period to identify impairment. If the qualitative assessment indicates that impairment exists, the fair value of the investment is estimated and the difference between the fair value and carrying amount is recognized in earnings. The qualitative assessment considers indicators such as if there has been significant deterioration in the investee's credit rating, asset quality, earnings performance, or business prospects. We also consider if there is a significant adverse change in the investee's technological, economic, or regulatory environment. In addition, we analyze significant adverse change in the general market conditions of the industry or geographical area in which the investment operates. As of December 31, 2019 we have determined that there has been no impairment of our investment.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Transaction Privilege Taxes

We present governmental authorities' transaction-based taxes in the statement of operations on a net basis, excluded from revenue. These taxes consist of state and city transaction privilege taxes (TPT) and use taxes. TPT tax is collected from our guests based on the applicable tax rates and sales transaction totals. The amounts are posted to the balance sheet as a liability. We calculate our TPT liability monthly and expense any TPT under-collections directly to expense. We are also liable for use taxes on inventory items that are used for internal purposes. Use tax is calculated and accrued monthly.

Liquidity

We had a working capital deficit of $3,097,506 and $2,656,710 at December 31, 2019 and 2018, respectively. Net cash outflows from operations for the years ended December 31, 2019 and 2018, were $2,395,920 and $1,940,377, respectively. Major cash uses during the years ended December 31, 2019 and 2018 were costs associated with the planned opening of a new location in Mesa, Arizona, pre-opening expenses, purchases of property and equipment, and operating costs for our Peoria, Arizona location, and general and administrative expenses.

We anticipate incurring additional expenses to pursue our planned business operations through fiscal 2020 and 2021. We anticipate incurring increased capital expenditures in relation to opening additional locations, incurring increased sales, marketing, and operating expenses in line with our anticipated growth, and incurring increased research and development costs to continue to develop our entertainment concept, products, and technology. Our plans will require substantially more cash to operate, depending upon how quickly we open additional entertainment facilities and the sales volume generated by those additional locations as well as to fund our current operating deficit. However, if funding is not obtained and sales do not generate sufficient cash flow, we will adjust our strategy and business plans accordingly.

To date, we have been highly dependent upon funding from related parties and convertible debt offerings to support our operations, and anticipate we will need additional funding to support our business model for at least the next 12 to 24 months. Given our current operations, traditional debt financing from banking sources may be difficult to obtain, and we may have to continue to rely on equity or debt investments from non-banking sources. We will also need to obtain additional financing, which may come through private placement offerings or possibly from the public equity markets. There can be no assurance as to the availability or terms upon which such financing and capital might be available, if at all. We currently plan to meet future cash needs, beyond our cash reserves, through cash from operations, debt investments from related parties, and selling debt and equity securities in the public and private securities markets. See Note 17, Subsequent Events.

Stock-Based Compensation

We expense all share-based payments to employees, including grants of employee stock options and share-based payments to non-employees, based on their estimated fair values at the grant date, in accordance with ASC 718, *Stock Compensation*. We record compensation expense for stock options over the vesting period using the estimated fair value on the date of grant, as calculated using the Black-Scholes model. We recognize the effects of forfeitures in compensation cost when they occur.

We record compensation cost on a straight-line basis over the requisite service period for the entire award, unless vesting occurs earlier, for awards with service only conditions that have graded vesting schedules. Significant inputs in this model include our company's estimated market value per share, expected term, and expected volatility. We determine expected term for employee options under the simplified method using a weighted average of the contractual term and vesting period of the award. The expected term used for non-employee awards is generally established as the contractual term of the award. In estimating expected volatility, we utilize the historical information of a similar publicly traded entity taking into consideration the industry, stage of life cycle, size, and other factors that are deemed relevant.

Note 1
Description of the Business and Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (continued)

Option holders must send an exercise notice to our corporate office, via certified mail or via hand delivery, to exercise their option to purchase shares of our common stock. The notice must include specific information and warranties as noted in the holder's option agreement, along with payment of the exercise price. Options are considered exercised after (1) we receive the notice and the exercise price amount and (2) the option holder pays, or makes other arrangements that are satisfactory to our directors to pay, any applicable state or federal withholding requirements. Our directors approve the issuance of shares of common stock once the exercise requirements have been met. We issue treasury shares, if available at the time of exercise, but we generally issue new shares of our common stock at the time of exercise.

Convertible Debt

The Company bifurcates conversion options embedded in financial instruments and accounts for them at fair value, if required under GAAP. The Company has determined that none of its embedded conversion options require bifurcation as the underlying securities are not deemed to be readily convertible to cash. A convertible instrument contains a beneficial conversion feature when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. A beneficial conversion feature would be separated from the convertible instrument and recorded in additional paid-in capital, and the related discount on the convertible debt instrument would be amortized over the term of the loan using the effective interest method. The Company has determined that the draw facility entered into during 2019 contained a beneficial conversion feature and had a fixed conversion price. Since the conversion option was exercisable at any point during the term, the entire discount was recognized immediately to interest expense. A contingent beneficial conversion feature is measured using the commitment date stock price, but is not recognized in earnings until the contingency is resolved. An induced conversion occurs when the Company offers additional shares or other consideration to debt holders to incentivize them to convert their convertible instrument. In such circumstances, the Company recognizes an expense equal to the estimated fair value of the shares or other consideration issued to induce conversion, which is classified as interest expense.

The draw facility entered into by the Company contains a revenue share feature. Amounts recorded as debt are amortized under the interest method. Accordingly, we determine an effective interest rate based on future revenue streams expected to be paid to the note holder. This rate represents the discount rate that equates estimated cash flows with the initial proceeds received from the instrument and is used to compute the amount of interest expense to be recognized each period.

Income Taxes

We compute income taxes using the asset and liability method in accordance with FASB ASC Topic 740, *Income Taxes.* Under the asset and liability method, we determine deferred income tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities and measure them using currently enacted tax rates and laws. We provide a valuation allowance for deferred tax assets that, based on available evidence, are not expected to be realized.

We first analyze all tax positions to determine if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. After the initial analysis, we measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. Federal income tax returns are subject to adjustment under audit for approximately the last three years.

If we are required to pay interest on the underpayment of income taxes, we recognize interest expense in the first period the interest becomes due per the provisions of the relevant tax law. If we are subject to payment of penalties, we recognize an expense for the statutory penalty in the period when the position is taken on the income tax return. If the penalty was not recognized in the period when the position was initially taken, the expense is recognized in the period when we change our judgment about meeting minimum statutory thresholds related to the initial position taken.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In accordance with Regulation Crowdfunding as adopted by the Securities and Exchange Commission, we have elected to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that we are required to comply with such new or revised accounting standard.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers (Topic 606)*, an accounting standard that supersedes the revenue recognition requirements in *Topic 605, Revenue Recognition*. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. We adopted this standard January 1, 2019, the adoption did not have a material impact on our financial statements as most of our revenue comes from transactions which are initiated, performed, and paid for on the date of service.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The update improves financial reporting about leasing transactions by requiring a lessee to record on the balance sheet the assets and liabilities for the rights and obligations created by lease terms of more than 12 months. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2020. We plan to adopt ASU 2016-02 in 2021 and are in the process of aggregating and evaluating lease arrangements and implementing new processes. Although we are still in the process of evaluating the impact of adoption of the ASU on our consolidated financial statements, we currently believe that the most significant change will be related to the recognition of a right-of-use asset and lease liability on our balance sheet for our real estate operating leases. The impact on our results of operations and cash flows is not expected to be material.

In March 2016, the FASB issued ASU 2016-04, *Liabilities – Extinguishments of Liabilities (Subtopic 405-20) Recognition of Breakage for Certain Prepaid Stored-Value Products*. The amendments in this update prescribe that liabilities related to the sale of stored-value products within the scope of this update are financial liabilities. The update also provides a narrow scope exception to the guidance in Subtopic 405-20 to require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606, *Revenue from Contracts with Customers*. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2018. We implemented this pronouncement during 2019, we do not have sufficient redemption history that can be used as an estimate in establishing our breakage calculation methodology. At December 31, 2019, we have not recognized any gift card breakage income.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2022. In January 2017, the FASB issued corrections via ASU 2017-03, that allows for early adoption for years beginning after December 15, 2018, and provides refined guidance on how to record credit losses upon adoption of the amendments. We have reviewed these pronouncements and we do not anticipate that there will be a material impact on our financial statements when the pronouncement becomes effective.

In June 2018, the FASB issued ASU 2018-07, *Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share Based Payment Accounting*. This ASU expands the scope of Topic 718 to make the guidance to share-based payment awards to nonemployees consistent with the guidance for share-based payment awards to employees. The ASU will be effective for private entities for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this guidance in 2019 did not have a material impact on our consolidated financial statements.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In November 2018, the FASB issued ASU No. 2018-18, "*Collaborative Arrangements (Topic 808): Clarifying the interaction between Topic 808 and Topic 606.*" ASU No. 2018-18 was issued to resolve the diversity in practice concerning the manner in which entities account for transactions based on their assessment of the economics of a collaborative arrangement. This guidance is effective for private entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the potential effects of this guidance on its consolidated financial statements.

Other than as noted above, we have not implemented any pronouncements that had a material impact on the financial statements, and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Note 2
Customer Contract Balances

At December 31, 2019 and 2018, trade accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable - credit card revenues	$ 13,518	$ 26,085
Accounts receivable - licensing	12,000	30,431
Accounts receivable - Groupon	40,235	48,239
Total accounts receivable	$ 65,753	$ 104,755

At December 31, 2019 and 2018, contract liabilities consisted of the following:

	December 31, 2019	December 31, 2018
Deferred revenue	$ 181,020	$ 200,818
Lucky Strike revenue commitment	308,837	214,584
Total contract liabilities	$ 489,857	$ 415,402

Note 3
Inventory

At December 31, 2019 and 2018, inventory consisted of the following:

	December 31, 2019	December 31, 2018
Food products	$ 7,594	$ 9,406
Liquor products	6,988	5,770
Beer products	1,971	1,385
Wine products	2,634	3,713
Total inventory	$ 19,187	$ 20,274

Note 4
Prepaid Expenses and Other Assets

At December 31, 2019 and 2018, prepaid expenses consisted of the following:

	December 31, 2019	December 31, 2018
Prepaid insurance	$ 16,314	$ 9,680
Prepaid licenses	-	1,421
Prepaid rent	-	32,788
	$ 16,314	$ 43,889

At December 31, 2019 and 2018, other assets consisted of the following:

	December 31, 2019	December 31, 2018
Deposits	$ 285,406	$ 45,004
Licenses	97,950	-
	$ 383,356	$ 45,004

Note 5
Property and Equipment, net

At December 31, 2019 and 2018, property and equipment, net consisted of the following:

	December 31, 2019	December 31, 2018	Estimated Useful Lives (in years)
Leasehold improvements	$ 1,885,927	$ 1,868,270	5 - 10
Audio/Visual equipment	471,505	471,505	4
Auto	33,450	-	5
Computers and IT related	109,260	109,260	3 - 5
Furniture and fixtures	407,476	405,475	5 - 7
Kitchen equipment	444,657	444,657	7
Replica firearms	167,684	167,684	3
Leased equipment	268,153	208,957	5
	3,788,112	3,675,808	
Less: accumulated depreciation	(2,026,758)	(1,426,033)	
Subtotal	1,761,354	2,249,775	
Construction in progress	817,235	56,690	N/A
Total	$ 2,578,589	$ 2,306,465	

Depreciation expense was $600,725 and $579,043 for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019, our capital lease assets were $157,311, net of $110,842 of accumulated depreciation and at December 31, 2018, our capital lease assets were $159,639, net of $49,318 of accumulated depreciation.

As of December 31, 2019 we had $817,235 of construction in progress primarily related to costs associated with our new venue in Mesa, Arizona.

Note 6
Investment in Equity Securities

On July 15, 2019 we entered into a purchase agreement with FOIG Indoor Golf Manufacturers, LLC ("NextLinks"), as further described in Note 8, Commitments and Contingencies, and Note 14, Stockholders' Deficit, in which we elected to execute an equity swap. Under the terms of the agreement we traded a 2.5% ownership in the Company's common stock for a 5% membership in NextLinks. In conjunction with the equity exchange we issued 283,658 common shares valued at $567,316 and recorded a corresponding investment in equity securities of $567,316. As of December 31, 2019, the carrying value of the investment remained at $567,316. We also received warrants with a term of five years to purchase up to an additional 5% of NextLinks at 150% of the implied valuation and ten year warrants to subsequently purchase up to an additional 5% of NextLinks at 300% of the implied valuation established by the purchase agreement. The estimated value of these warrants was deemed to be de minimis.

Note 7
Accrued Expenses

Accrued expenses at December 31, 2019 and 2018 consisted of the following:

Accrued:	December 31, 2019	December 31, 2018
G&A and other operating expenses	$ 1,093,315	$ 1,013,099
Payroll and related expenses	131,171	127,262
Sales and use taxes	-	18,816
VirTra expenses	44,519	24,991
Lucky Strike revenue guarantee	308,837	214,584
Crowdfunding liability	46,465	-
Interest expense	90,621	197,870
Interest expense - related party	174,697	2,675
Total Accrued Expenses	$ 1,889,625	$ 1,599,297

Note 8
Commitments and Contingencies

Co-Venture Agreement

The Co-Venture Agreement provides for a 7% royalty payment to VirTra based on gross revenue. The royalty commenced on June 1, 2016 with the opening of our Peoria, Arizona location. The agreement, as amended, also provides for minimum royalty payments determined under a formula, as more fully described below. Accrued royalties to VirTra as of December 31, 2019 and 2018 were $58,842 and $24,991, respectively and are included in accounts payable and accrued expenses on our consolidated balance sheets.

During August 2017, we entered into the First Amendment to the Co-Venture Agreement (the "First Amendment") that provided for, among other things, the ability to enter into sublicensing and revenue sharing arrangements with location-based entertainment companies such as Lucky Strike Entertainment, LLC and the level of royalties due with respect to these arrangements. Whereas, we incur a royalty fee of 7.0% on gross revenues in our stand-alone locations, the First Amendment called for royalty payments of either 10.0% or 14.0% of the revenue paid to us with the applicable rate dependent upon how we procure the shooting lounge equipment.

Note 8
Commitments and Contingencies (continued)

Co-Venture Agreement (continued)

In July 2018, we entered into the Second Amendment to the Co-Venture Agreement dated January 16, 2015 with VirTra, Inc. (the "Second Amendment") that, among other things served to redefine the minimum royalty fee due commencing after June 1, 2018 and reaffirm the exclusivity provisions of the Co-Venture Agreement. As we were unable to fund the minimum royalty due under the Co-Venture Agreement for our second year of operations, in tandem with executing the Second Amendment, we agreed to pay VirTra, Inc. $100,000 in cash and convey a convertible promissory note in the principal amount of $292,138 with a term of one-year as satisfaction of the minimum royalty due for the second year of operations. The minimum royalty, as redefined in the Second Amendment, is calculated by multiplying gross revenue by 7%. Gross revenue is calculated by the addition of: 100% of the gross revenue realized in the Peoria location for the 12-month period ended May 31, 2018 and 100% of each new Modern Round location as calculated by multiplying a base rate by the actual square footage of each new location. The base rate is determined by way of applying actual gross revenues attained in Peoria in each of year one and year two of its operations and dividing those figures by the actual square footage of the Peoria location to determine the base rate (the "MR Peoria Base Rate of Year One" and the "MR Peoria Base Rate of Year Two"). The MR Peoria Base Rate of Year One is then applied to the actual square footage of each new Modern Round location to determine the amount to be added to gross revenue for the first twelve months of operation and the MR Peoria Base Rate of Year Two is applied to the calculation for each 12-month period thereafter. Each newly opened Modern Round location is added to the minimum royalty calculation after the passing of 90 days from opening.

Our exclusive license is conditional upon certain milestones. We were required to open a location in the United States and Canada within 24 months, and are required to open an international location within 5 years of the execution of the Co-Venture Agreement. Additionally, we must meet the minimum royalty payments noted when they become effective. We satisfied the United States and Canada provision with the opening of our Peoria, Arizona location in June 2016.

We assumed all development costs under the agreement. During the years ended December 31, 2019 and 2018, we recorded software development costs, including internal payroll costs, under the Co-Venture Agreement in the amount of $0 and $5,717, respectively.

Leases

We formed a wholly-owned Arizona limited liability company, MR Peoria, LLC, to conduct operations at our first venue. The building lease for this venue commenced on November 1, 2015 and has an initial term of 10 years and a renewal option for two additional 5 year periods. The lease provided for five free months and then escalating monthly payments from approximately $9,200 to $23,000 over the lease term. In addition, we received a tenant allowance of $10 per square foot, payable in installments upon 50% completion of our buildout, and 50% upon completion of the project and submittal of all releases from our general contractor. The tenant allowance payments are recorded to deferred rent, and are being amortized as a reduction to rent expense from the date they are received through the expiration of the lease period. Leasehold improvements at the location are being amortized from the date they are placed in service, through the earlier of their useful lives or the end of the 10-year lease term.

During October 2017, we amended our lease for corporate office space. The amended lease provides for escalating monthly payments from approximately $4,000 to $4,300 through the maturity date in November 2022, and allows for one month of free rent in 2020 and 2021.

During October 2019, we entered into an additional lease for corporate office space. The lease was initially for six months beginning October 2019 and ending March 2020. The monthly lease rates, commencing October 1, 2019, include one free month and 5 months at $4,600 per month. This lease was amended during December 2019 to extend the original lease an additional twelve months through March 2021. The modified lease provides for escalating monthly payments from approximately $4,600 to $4,700 through the maturity date in March 2021.

Note 8
Commitments and Contingencies (continued)

Leases (continued)

During 2019, we formed a wholly-owned Arizona limited liability company, Morning Ritual Norterra, LLC, to conduct operations at our second venue. A new building lease for this venue was executed on May 20, 2019 and has an initial term of 10 years and a renewal option for one additional 5 year periods. Under the terms of the agreement, the commencement date is the later of 240 days following the date the permits are available to us or the date we have been approved for our liquor license. The lease provides for minimum rent payments equal to 8% of gross sales or $28 per square foot for approximately the first three years with escalating payments ranging from $28 to $33 per square foot per annum for years 4 through 10 of the lease term. As of December 31, 2019 the commencement date had not occurred and, as discussed in Note 17, this lease has subsequently been terminated.

During 2018, we formed a wholly-owned Arizona limited liability company, Riverview Social, LLC, to conduct operations at a new venue under development in Mesa, Arizona. We entered into a lease on June 28, 2019 to be completed in two separate Phases. The building lease commencement for Phase 1 of this venue is to commence on the earlier of (i) the date that is one hundred and eighty (180) days after date on which landlord has delivered the leased premises and canopy area to tenant in the physical condition required by this lease, or (ii) the date that tenant or any occupant opens for business with the public within Phase of the lease. The lease commencement date for Phase 2 shall be the earlier of (i) the date that is one hundred and eighty (180) days after the lease commencement date for Phase 1, or (ii) the date that tenant or any occupant opens for business with the public within Phase 2. The lease has an initial term of 10 years and a renewal option for two additional 5 year periods. The lease provides for the first five years of rent at approximately $52,000 per month and the second five years of rent at approximately $58,000 per month. Each lease year, we shall pay a percentage rent equal to the product of the percentage rent rate multiplied by the amount by which gross sales for the applicable lease year exceeds the gross sales base for the lease year. Gross sales refers to the amount or value of all merchandise and/or services sold or rendered in, or from the leased premises and the canopy area realized by us and any affiliate of ours who is an occupant in which we have a controlling interest on a consolidated basis, excluding rents received by tenant from occupants. The lease allows us to receive draws allowed for tenant improvements not to exceed $2,250,000. The tenant allowance payments will be recorded to deferred rent, and amortized as a reduction to rent expense from the date they are received through the expiration of the lease period. Leasehold improvements at the location will be amortized from the date they are placed in service, through the earlier of their useful lives or the end of the initial 10-year lease term. As of December 31, 2019 the lease had not commenced. As of the date these financial statements were issued, we anticipate the first phase of the development to be completed during Q3, 2020. Phase 1 of the development is described in the lease as the opening of the North building and the Canopy area. The North building includes our Modern Round concept and the Canopy area offers guests the NextLinks putting and gaming experience. Phase 2 of the development involves the opening of the South building which is slated to include our food hall along with other concepts.

Rent expense for the years ended December 31, 2019 and 2018 was $341,770 and $263,503, respectively.

As mentioned above, the Morning Ritual Norterra, LLC lease was cancelled and not included in the table below. Future annual minimum lease commitments for the remaining aforementioned leases are as follows:

Year Ending December 31,	Future Minimum Lease Commitments
2020	605,723
2021	937,349
2022	929,863
2023	888,657
2024	894,476
Thereafter	4,162,309
Total	$ 8,418,377

Note 8
Commitments and Contingencies (continued)

Standard Location Agreements

Our Standard Location Agreements (the "LS Agreements") with affiliates of Lucky Strike Entertainment, LLC ("Lucky Strike") stipulate a minimum revenue requirement in the aggregate after the conclusion of an initial 90-day grace period. The LS Agreements provided for the placement of our Modern Round shooting lounges within existing Lucky Strike locations. Our economic arrangement with Lucky Strike required us to incur the cost of equipment procurement, installation of the systems, training and any expenses associated with the servicing of the systems. In return, we received 50% of gross revenue received from shooting lounge rentals and membership fees. These revenue sharing fees were remitted to us on a monthly basis. The LS Agreements included a Revenue Commitment requirement for two (2) consecutive quarters in any twelve (12) month period. The 50% share of the Revenue Commitment for the four (4) locations we had opened was $560,000 annually. Where we have not attained the Revenue Commitment for a Location for two (2) consecutive calendar quarters, such Location may give written notice thereof to us. In such case, we shall have thirty (30) days to make up any shortfall in the Revenue Commitment, either by increasing Gross Revenue, by cash payment, or by our agreement to reduce Fees otherwise payable to us by the corresponding amount, at our sole option. Where we have failed to do any of the foregoing, such Location may terminate the LS Agreement, but only as to such Location. The initial term of each LS Agreement was two (2) years with extension provisions. We did not meet the minimum revenue requirements and have recorded a liability of $308,837 and $214,584 related to this obligation as of December 31, 2019 and 2018, respectively. As referenced above, Lucky Strike requested in Q2 of 2019 that we remove our shooting lounges from all sites. We completed the removal during Q3 2019.

In addition, the LS Agreements provided we issue Lucky Strike a warrant to purchase 0.25% of our fully diluted common stock for each machine installed in a location. The warrants vested ratably per month over a five-year period from the date of grant. Each vested warrant was exercisable at a price equal to $2.46 per share and exercisable during the period commencing on the date of installation of the applicable machine and ending on the earlier of five (5) years or 90 days after the Modern Round shooting lounge is not installed and operational at the Lucky Strike location. As of December 31, 2018, 624,398 warrants had been issued related to the LS Agreements. As referenced above, Lucky Strike requested in Q2 of 2019 that we remove our shooting lounges from all sites. We completed the removal by Q3 2019. As a result, the 624,398 warrants were forfeited during 2019.

Purchase Agreements

On July 15, 2019 we entered into a purchase agreement with FOIG Indoor Golf Manufacturers, LLC ("NextLinks"). Under the terms of the agreement we agreed to purchase up to (14) 576 square feet NextLinks Smart Green putting zones ("Putting Zones") for up to $25,920 per putting zone. The purchase agreement expires December 31, 2020 with automatic annual renewal provided we purchase a minimum of 30 Putting Zones in 2019 and 2020 combined, 20 putting zones in 2021, 30 putting zones in 2022, and 50 putting zones per year in each subsequent year. Rental fees earned from the Putting Zones will be shared equally with NextLinks after consideration of fixed and variable costs associated with operation of the Putting Zones.

Note 9
Secured Revolving Line of Credit and Draw Facility - Related Parties

We entered into a Loan and Security Agreement, (or the "Loan Agreement"), through our wholly-owned subsidiary, Modern Round, Inc. (or "Modern Round"), dated May 11, 2016, with related parties, (i) Black Powder Management, L.L.C., a Nevada limited liability company (or "Black Powder"), and (ii) BK Entertainment LLC, an Arizona limited liability company (or "BK Entertainment"), and together with Black Powder, each, a Lender and collectively, Lenders. The principal of Black Powder serves on our Board of Directors and is an indirect stockholder of more than 10% of our company. The principal of BK Entertainment also serves on our Board of Directors, and BK Entertainment is a stockholder of more than 10% of our company. Pursuant to the Loan Agreement, Lenders agreed to make a revolving credit loan to Modern Round during the Commitment Period (as defined below), in an aggregate principal amount at any one time outstanding not to exceed $1,500,000 ("Maximum Commitment").

Note 9
Secured Revolving Line of Credit and Draw Facility - Related Parties (continued)

The Loan and Security Agreement has been amended on various occasions primarily to increase the Maximum Commitment and to extend the maturity date. On May 25, 2017, the Company executed the Third Amendment to the Loan and Security Agreement that increased the Maximum Commitment to $3,500,000 and extended the maturity date and interest due to June 2019. In November 2017, Lenders agreed to increase the Maximum Commitment to $4,250,000. During April 2019 the maturity date of the principal was further extended to June 2021. Accordingly, the line of credit balance has been presented as long-term liabilities as of December 31, 2019.

The Loan Agreement calls for interest to be payable at 5.0% per annum on the outstanding unpaid principal amount. The principal balance outstanding under the Loan Agreement together with all accrued interest and other amounts payable thereunder, if not sooner paid as provided in the Loan Agreement, will be due and payable on the Termination Date in June 2021. As used in the Loan Agreement, "Commitment Period" means the period from and including the date of the first advance under the Loan Agreement to and including the Termination Date. "Termination Date" means June 30, 2018, or (i) such earlier date upon which the commitment shall terminate as provided in the Loan Agreement or (ii) such later date upon Modern Round's election to extend the Termination Date in accordance with the Loan Agreement. Lenders may extend the Termination Date for successive one-year periods by providing written notice no later than 90 days prior to the Termination Date, then being extended. As described below and discussed under the terms of the Fifth Amendment, the Termination Date has been extended to June 2021.

On March 19, 2018, we executed a Fourth Amendment to the Loan and Security Agreement that provided for the conversion of $3,112,000 of principal and $234,618 of accrued interest into common shares of the Company at a conversion rate of $2.46 per share. The amendment called for the conveyance of two-years of interest to the Lenders in an amount of $318,980 as an incentive. The principal, accrued interest and the incentive interest converted into 1,490,080 common shares. On April 22, 2019, we executed a Fifth Amendment to the Loan and Security Agreement that provided for the conversion of $2,108,060 of principal and $123,063 of accrued interest into common shares of the Company at a conversion rate of $1.50 per share. The amendment called for the conveyance of two years of interest to the Lenders in an amount of $425,000 as an incentive. The principal, accrued interest and the incentive interest converted into 1,770,748 common shares.

Pursuant to the Loan Agreement, we granted to the Lenders a security interest in substantially all the personal property assets of Modern Round. Modern Round will be subject to customary negative covenants as set forth in the Loan Agreement. Additionally, each of Modern Round's wholly-owned subsidiaries, MR Riverview, LLC and MR Peoria, LLC, entered a Guaranty and Security Agreement for the benefit of Lenders to guarantee and secure the obligations of Modern Round under the Loan Agreement. As mentioned above, the Lenders agreed to defer the maturity date of the principal and interest payments through June 2021. We have recorded $1,428,952 and $428,298 in interest expense on this debt for the years ended December 31, 2019 and 2018, respectively, which includes $1,310,373 and $318,980, of induced conversion expense, respectively. We had an outstanding line of credit balance of $1,939,939 and $3,128,500 at December 31, 2019 and 2018, respectively. As of December 31, 2019, there was $2,310,061 remaining availability on the line of credit.

We entered into a Draw Facility Agreement, (or the "Draw Agreement"), through our wholly-owned subsidiary, Eatertainment Brands Holding Corp (or "EBHC"), dated July 3, 2019, with Bowden Investment Group Holdings, LLC (or "BIG"), an Arizona limited liability company. Pursuant to the Draw Agreement, it is proposed that BIG will provide up to a $5.0 million draw facility with conversion rights comprised of two $2.5 million tranches to fund (i) the buildout and opening costs of locations developed by EBHC and (ii) general working capital. Under the terms of the agreement BIG received one seat on the Board of the Company and received a security interest in the entities holding assets that were purchased with proceeds from the draws. BIG will receive a development and construction management fee on the construction of Mesa Riverview and Morning Ritual Norterra as well as additional locations as mutually agreed upon. See Note 17, Subsequent Events. The debt will accrue interest at a rate of 10.0% per annum on the outstanding balance, in addition, the Lender will be able to realize additional interest ("Additional Interest") through a participation in revenues of each project that receives draws against the Draw Facility to service accrued interest, repay principal and pay additional interest. Additional Interest percentages will be (i) 5.0% until Lender receives two times the amount borrowed, and (ii) 1.0% for the remainder of the Draw Facility Term ending July 2, 2024. Based on the additional interest owed to BIG, we have accrued interest based on an effective interest rate of 21.8%. Once the Company has fully drawn the first $2.5 million ("Tranche I") and it has either been repaid or converted into equity of the Company, the second $2.5 million ("Tranche II", and collectively with Tranche I, the "Draw Facility") will be available to the Company. As of December 31, 2019 Tranche I had not been converted.

Note 9
Secured Revolving Line of Credit and Draw Facility - Related Parties (continued)

Pursuant to the Draw Agreement, the Lender will have the option to convert outstanding principal and accrued interest into common shares of the Company at $1.50 per share at any time during the Term. We have determined that the Draw Agreement contained a beneficial conversion feature ("BCF") and have recorded interest expense of $833,333 related to the BCF for the year ended December 31, 2019. We have recorded additional interest expense on this debt of $136,072 for the years ended December 31, 2019. We had an outstanding balance of $2,500,000 on Tranche I and accrued interest of $73,711 at December 31, 2019. As of December 31, 2019, there was $0 remaining availability on Tranche I and $2,500,000 available on Tranche II.

Note 10
Notes Payable

Convertible Notes Payable

In November and December 2015, prior to the merger, our wholly-owned subsidiary, Modern Round, Inc., issued 8% convertible promissory notes in a private placement in the aggregate principal amount of $1,275,000, of which $775,000 was issued to independent third parties and $500,000 was issued to certain related parties. In January 2016, we approved a private placement of up to $5,000,000 of 8% convertible promissory notes. On August 10, 2016, we closed our convertible debt offering, pursuant to which investors subscribed to $1,875,000 in aggregate principal amount of convertible promissory notes. All the convertible notes payable originally matured between November 2017 and August 2018, and have been extended for various notes. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46 per share.

During the second quarter of 2017 we issued $125,000 of promissory notes in a private placement to independent third parties. $25,000 of the convertible notes payable were converted during 2018 and the remaining $100,000 mature April 2020. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46.

During 2018, 27 holders exercised their right to convert their notes into common stock shares. The holders converted $1,750,000 of notes, as well as accrued interest of $305,451, and additional incentive interest of $332,800.

During 2019, we reached a settlement agreement with one note holder. Under the terms of the settlement the holder had three loans totaling $200,000. Under the terms of the settlement two of the loans for $50,000 each had the due date extended from April 2020 to April 2021. The remaining loan of $100,000 extended the due date from April 2019 to April 2020 and we agreed to begin sinking fund payments in the amount of $25,000 beginning January 1, 2020 and on the first day of each month thereafter until the principal amount is repaid in full. In addition, we agreed to remit interest on the note of $17,333 through July 31, 2019. The conversion price of the stock was restated to $1.75 per share and we agreed to pay the note holder an additional $36,570 of interest as an incentive to settle the notes that was converted into 18,285 shares during 2019. See Note 17, Subsequent Events.

In July 2018, we entered into the Second Amendment to the Co-Venture Agreement dated January 16, 2015 with VirTra, Inc. (the "Second Amendment"). We conveyed a convertible promissory note dated August 1, 2018 in the principal amount of $292,138 with a term of one-year as satisfaction of the minimum royalty due for the second year of operations. The note accrues interest at a rate of 5% per annum with all principal and accrued interest due in one installment on August 1, 2019. However, in the event of any private placement or public offering, the Company shall remit twenty percent (20%) of the net proceeds of aforementioned offering to VirTra, Inc. VirTra, Inc. may also elect to convert the unpaid principal amount of the note and any unpaid interest accrued into shares of common stock of the Company at a twenty five (25%) discount to the price of shares sold to the public in a public offering of its common stock in connection with a go-public transaction. During 2019 we remitted $16,000 to VirTra related to proceeds received in a public offering. On July 31, 2019 we executed the First Amendment to Convertible Promissory Note and extended the due date to August 1, 2020. We had an outstanding balance on the note of $291,025 and $292,138 at December 31, 2019 and 2018, respectively.

Note 10
Notes Payable (continued)

Convertible Notes Payable (continued)

At December 31, 2019 and 2018, the outstanding principal balance of the promissory notes and accrued interest were convertible into approximately 468,314 and 419,313 shares of our common stock, respectively.

We incurred $72,336 and $418,561 in interest expense during the years ended December 31, 2019 and 2018, respectively, related to the Convertible Notes Payable, which includes a $36,570 inducement to extend in 2019 and $332,800 of induced conversion expense in 2018.

Future Minimum Payments – Notes Payable

Future minimum payments of notes payable as of December 31, 2019 is as follows:

Year	Convertible Notes Payable
2020	$ 616,025
2021	100,000
Thereafter	-
Total	$ 716,025

As of December 31, 2019, we were past due on $50,000 of the notes payable.

Note 11
Capital Lease Obligations

On October 12, 2017 we entered into an equipment lease treated as a capital lease transaction with NFS Leasing for $208,957. Under the terms of the lease we were to make an immediate down payment of $20,896, a security deposit of $7,463 and pay an origination fee of $2,000 with a residual financed balance of $188,061. The lease contained an imputed interest rate of approximately 13.97% and requires us to make 30 monthly payments of $7,463 beginning November 1, 2017.

On January 1, 2019 we entered into an equipment lease treated as a capital lease transaction with NFS Leasing for $51,782. Under the terms of the lease we were to make an immediate down payment of $9,917 with a residual financed balance of $41,865. The lease contained an imputed interest rate of approximately 13.97% and requires us to make 30 monthly payments of $2,055 beginning January 1, 2019.

The amount of interest expense related to our capital lease for the years ending December 31, 2019 and 2018 was $16,255 and $20,473, respectively. The following table summarizes future maturities of our capital lease obligations as of December 31, 2019:

Year Ending December 31,	Amount
2020	$ 54,509
2021	12,330
Total Minimum lease payments	66,839
Less: amount representing inerest	(4,640)
Present value of net minimum lease payments	62,199
Less: current maturities	(50,357)
Non-current maturities	$ 11,842

Note 12
Income Taxes

We recorded deferred tax balances related to our net operating loss and timing differences between book and tax accounting during the year ended December 31, 2019 and 2018. We identified these items to be less than fifty percent likely to be recovered. As such, we recorded a full valuation allowance on the net deferred income tax asset of approximately $4,677,000 and $3,112,000, at December 31, 2019 and 2018, respectively.

On December 22, 2017, the Tax Cuts and Jobs Act (the "2017 Tax Act") was enacted. The most significant impact to us of the 2017 Tax Act was a decrease in the federal corporate income tax rate from 35% to 21% beginning in 2018. As a result of the decrease in the corporate income tax rate, we were required to recognize the effect on our deferred tax assets and liabilities in the tax year ended December 31, 2017, the period in which the legislation was enacted.

The following table sets forth our provision for income taxes for the fiscal years ended:

	December 31, 2019	December 31, 2018
Income tax provision:		
Current provision		
Federal, state, and local	$ -	$ -
Deferred provision (benefit):		
Federal, state, and local	(1,476,000)	(1,029,000)
Adjustments related to prior year	(89,000)	-
Valuation allowance	1,565,000	1,029,000
Provision for income taxes, net	$ -	$ -

The following table sets forth the reconciliation of the federal statutory rate to the effective income tax rate for the fiscal years ended:

	December 31, 2019	December 31, 2018
Federal corporate statutory rate	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	4.0%	4.0%
Nondeductible expenses	-0.2%	0.0%
Adjustments related to prior years	1.5%	0.0%
Valuation allowance	-26.3%	-25.0%
Effective tax rate	0.0%	0.0%

Note 12
Income Taxes (continued)

The following table sets forth the significant components of our deferred tax assets and liabilities as of the fiscal years ended:

	December 31, 2019	December 31, 2018
Deferred tax assets and (liabilities):		
Net operating loss	$ 2,916,000	$ 3,058,000
Depreciation	(223,000)	(285,000)
Prepaid assets	(4,000)	62,000
Stock options	191,000	114,000
Interest	941,000	163,000
Accrued expenses	621,000	-
Deferred revenue	45,000	-
Deferred rent	152,000	-
Other	38,000	-
Total deferred tax assets and (liabilities), net	4,677,000	3,112,000
Less: valuation allowance	(4,677,000)	(3,112,000)
Deferred income tax asset (liability), net	$ -	$ -

As of December 31, 2019 and 2018, we had federal income tax net operating loss carryforwards of approximately $11,665,000 and $12,234,000, which expire at various dates beginning in 2034. The following table sets forth our net operating losses and the year in which they will expire as of December 31, 2019:

Calendar Year Loss Generated	NOL Generated	Year of Expiration
2014	$ 165,000	2034
2015	15,000	2035
2016	3,989,000	2036
2017	2,588,000	2037
2018	2,452,000	Indefinitely
2019	2,456,000	Indefinitely
	$ 11,665,000	

We are generally no longer subject to federal or state income tax examinations for years prior to 2016.

Note 13
Related Party Transactions

Certain of our directors have a minority interest in VirTra, which is a public company, and we share a common director. We recorded expenses under the Co-Venture Agreement of $143,213 and $354,421 (including $348,704 in royalties), for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 we had an outstanding balance with VirTra of $58,842 in accrued royalty expense and a note payable balance of $291,025. At December 31, 2018 we had an outstanding balance with VirTra of $24,991 in accrued royalty expense and a note payable balance of $292,138.

We owed $214,781 and $50,365 in expense reimbursements to our executives and directors at December 31, 2019 and 2018, respectively. The balances are recorded in accounts payable on our consolidated balance sheets.

On March 6, 2018, we settled a note with our former President and COO originally due November 15, 2017. Under the terms of the settlement we paid $100,000 of principal and $35,000 of accrued interest related to the note.

Note 13
Related Party Transactions (continued)

We entered into a Loan and Security Agreement, (or the "Loan Agreement"), as referenced in Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties. The Maximum Commitment is $4,250,000 and we had an outstanding balance of $1,939,939 and $3,128,500 at December 31, 2019 and 2018, respectively. See Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties.

We entered into a Draw Facility Agreement, (or the "Draw Agreement"), through our wholly-owned subsidiary, Eatertainment Brands Holding Corp (or "EBHC"), dated July 3, 2019, with Bowden Investment Group Holdings, LLC (or "BIG"), L.L.C., an Arizona limited liability company the Lender as referenced in Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties. Pursuant to the Draw Agreement, it is proposed that BIG will provide up to a $5.0 million draw facility with conversion rights comprised of two $2.5 million tranches. We had an outstanding balance of $2,500,000 on the draw facility as of December 31, 2019. See Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties. As of December 31, 2019, we had an outstanding balance in accounts payable of $16,651 to BIG for development fees incurred during 2019.

Note 14
Stockholders' Deficit

At December 31, 2019 and 2018, we were authorized to issue 200,000,000 shares of common stock, of which 11,629,976 and 9,571,464 shares were issued and outstanding, respectively. We were authorized to issue 10,000,000 shares of preferred stock with no shares issued or outstanding at December 31, 2019 and 2018. Rights and privileges of preferred stock are to be determined by our Board of Directors. On April 11, 2018, our Board of Directors approved an amendment to our Amended and Restated Articles of Incorporation to effect a 1-for-12,000 reverse split of our Common Stock (the "Reverse Split"), followed by a 2,000-for-1 forward split of our Common Stock (the "Forward Split"), which was done on November 13, 2018. All references to common stock shares and price have been retroactively adjusted in the financial statements.

The Company's shareholders who held less than one whole share following the Reverse Split would not be included in the Forward Split, and were offered a redemption price of $2,400 per post-Reverse Split share. Shares that were less than one whole share following the Reverse Split totaled 31,346 fractional shares. These fractional shares resulted in the Company reflecting a redemption of 31,346 shares during the year ended December 31, 2019. During the years ended December 31, 2019 and 2018, total redemptions paid for shareholders that remitted their stock certificates totaled $1,650 and $1,820, respectively. The total remaining redemptions may be up to approximately $43,000 as of December 31, 2019.

During the years ended December 31, 2019 and 2018, we entered into the following additional transactions that affected stockholders' deficit:

On January 31, 2018 we granted an aggregate of 8,333 options to purchase shares of our common stock to a consultant. The options vest over a two-year period, are exercisable at $2.46 per share, and expire 10 years from the grant date. The approximate value of $20,000 was determined using the Black-Scholes model using the following assumptions: ten-year expected life; 2.72% risk free interest rate; zero dividend rate; and 223% expected volatility.

On March 19, 2018, we made a modification to 61,384 vested stock options issued to our former President and COO who left the Company in November of 2017. If a holder's employment with the Company is terminated for any reason, all vested options may be exercised for the lesser of three (3) months after employment ceases or the balance of the option's remaining term. Under the terms of the modification we agreed to extend the vested options an additional one (1) year to March 2019. The options were revalued as of March 19, 2018 using the Black-Scholes model using the following assumptions: 1.25 years expected life; 1.9% risk free interest rate; zero dividend rate; and 75% expected volatility. In comparison to the estimated value immediately before the modification, this resulted in the Company recording an additional $27,211 of expense related to the modification of the options during the year ended December 31, 2018. As of December 31, 2019 all vested options have expired.

Note 14
Stockholders' Deficit (continued)

During 2018, we granted an aggregate of 624,398 options to purchase shares of our common stock to Lucky Strike in conjunction with our LS Agreements, See Note 8 – Commitments and Contingencies. The options vest monthly over a five-year period, are exercisable at $2.46 per share, and expire 5 years from the grant date. The approximate value of $1,420,000 was determined using the Black-Scholes model using the following assumptions: five-year expected life; 1.76% to 3.05% risk free interest rate; zero dividend rate; and 125% to 215% expected volatility. As referenced above, we removed our shooting lounges from all sites during Q3, 2019 and as a result, the 624,398 warrants were forfeited during 2019.

In November 2018, we engaged StartEngine Capital, LLC ("StartEngine") to provide funding portal services for our contemplated offering under Regulation Crowdfunding ("Reg CF"), as adopted by the U.S. Securities and Exchange Commission ("SEC"). The StartEngine services include, among other things, SEC filing assistance, compliance review, marketing consulting services, campaign page design, and general offering support. The applicable fees include closing commissions dependent upon the dollar amount raised and the form of payment. The offering commenced in February 2019 and ended in August 2019. During 2019, we raised $34,334 and issued 17,167 common shares related to offering at a price of $2.00 per share.

During 2018, we converted $1,750,000 of our outstanding convertible promissory notes, as well as accrued interest of $305,451 and additional incentive interest of $332,800 into 970,834 common stock shares at $2.46 per share. See Note 10 Notes Payable.

During 2018, we converted $3,112,000 of principal, $234,618 of accrued interest, and $318,980 as an incentive interest into common shares of the Company at a conversion rate of $2.46 per share, related to our related party line of credit. The principal, accrued interest and the incentive interest converted into 1,490,080 common shares. See Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties.

During 2019, we converted $2,108,060 of principal, $123,063 of accrued interest, and $425,000 as an incentive interest into common shares of the Company at a conversion rate of $1.50 per share, related to our related party line of credit. The principal, accrued interest and the incentive interest converted into 1,770,748 common shares. The estimated fair value of the Company's common shares was deemed to be $2.00 per share, which resulted in additional interest expense of $885,373.

During 2019, we reached a settlement agreement with one of our note holders as referenced in Note 10, Notes Payable. Under the terms of the settlement two of the loans for $50,000 each had the due date extended from April 2020 to April 2021. The remaining loan of $100,000 extended the due date from April 2019 to April 2020. The conversion price of the stock was restated to $1.75 per share and we agreed to pay the note holder an additional $32,000 of interest as an incentive to settle the notes that was converted into 18,285 shares during 2019. The estimated fair value of the Company's common shares was deemed to be $2.00 per share, which resulted in additional interest expense of $4,570.

On July 15, 2019 we entered into a purchase agreement with FOIG Indoor Golf Manufacturers, LLC ("NextLinks"). Under the terms of the agreement we agreed to purchase up to (14) 576 square feet NextLinks Smart Green putting zones for up to $25,920 per putting zone. In addition, we elected to trade 2.5% ownership in the Company's common stock for a 5% ownership in NextLinks. In conjunction with the equity exchange we issued 283,658 common shares valued at $567,316.

Note 15
Options and Warrants

Our 2015 Incentive Stock Plan (the "2015 Plan"), which is shareholder approved, permits the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), bonus stock, dividend equivalents, other stock-based awards, and performance awards that may be settled in cash, stock, or other property.

Note 15
Options and Warrants (continued)

Up to 7,000,000 shares of common stock are authorized to be issued under the 2015 Plan. The purpose of the 2015 Plan is to assist us in attracting, motivating, retaining (including through designated retention awards), and rewarding high-quality executives, employees, officers, directors, and individual consultants who provide services to us by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. Option awards are generally granted with an exercise price equal to the market price of our Company's stock at the date of the grant; those option awards generally vest over three or five years of continuous service and have 10 year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting upon a change in control of our Company, as defined in the 2015 Plan. Our option agreements associated with the 2015 Plan provide for the termination of any unexercised portion of an optionee's grant at the tenth anniversary of grant or earlier should certain events occur. As of December 31, 2019, 5,152,703 shares are available to be granted.

Our 2018 Incentive Stock Plan (the "2018 Plan"), which is shareholder approved, permits the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), bonus stock, dividend equivalents, other stock-based awards, and performance awards that may be settled in cash, stock, or other property.

Up to 2,000,000 shares of common stock are authorized to be issued under the 2018 Plan. The purpose of the 2018 Plan is to assist us in attracting, motivating, retaining (including through designated retention awards), and rewarding high-quality executives, employees, officers, directors, and individual consultants who provide services to us by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. Option awards are generally granted with an exercise price equal to the market price of our Company's stock at the date of the grant; those option awards generally vest over three or five years of continuous service and have 10 year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting upon a change in control of our Company, as defined in the 2018 Plan. Our option agreements associated with the 2018 Plan provide for the termination of any unexercised portion of an optionee's grant at the tenth anniversary of grant or earlier should certain events occur. As of December 31, 2019, 1,779,086 shares are available to be granted.

The table below sets forth a summary of the options and warrants as of the years ended December 31, 2019 and 2018:

	Weighted Average Exercise Price	Number of Options and Warrants	Weighted Average Remaining Contractual Term	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2017	2.28	1,140,676	6.71	0.42
Warrants forfeited	0.66	(117,076)	-	0.66
Options and warrants granted	2.46	632,731	4.26	2.28
Outstanding as of December 31, 2018	2.34	1,656,331	4.84	1.13
Warrants forfeited	2.11	(685,782)	-	2.11
Outstanding as of December 31, 2019	$ 2.26	970,549	4.57	$ 0.47

Note 15
Options and Warrants (continued)

The table below sets forth a summary of the vested and unvested options and warrants as of the years ended December 31, 2019 and 2018:

	Weighted Average Exercise Price		Number of Options and Warrants	Weighted Average Remaining Contractual Term	Weighted Average Grant Date Fair Value	
Outstanding as of December 31, 2018						
Vested	$	2.27	1,048,747	5.18	$	0.63
Non-Vested	$	2.46	607,584	4.24	$	2.03
Total			1,656,331			
Outstanding as of December 31, 2019						
Vested	$	2.24	888,506	4.71	$	0.46
Non-Vested	$	2.46	82,043	2.81	$	0.59
Total			970,549			

We had $48,302 in estimated fair value for non-vested options that remained to be recognized as expense at December 31, 2019. The weighted average period to recognize total compensation costs related to non-vested options is approximately 3.0 years. The intrinsic value of all vested and non-vested options and warrants at December 31, 2019 and 2018 was $0.

Note 16
Employee Benefit Plans

We participate in a multi-employer 401(k) profit sharing plan (the "Plan") maintained by a third-party service provider. The Plan allows substantially all employees to participate once they meet the Plan's enrollment guidelines, and employees may elect to contribute a portion of their salary to the Plan. The matching contributions by the Company are at the discretion of our board of directors, and are subject to certain limitations. We contributed $33,560 and $21,808 to the Plan in the years ended December 31, 2019 and 2018, respectively.

Note 17
Subsequent Events

The Company has evaluated subsequent events through May 8, 2020, which is the date these financial statements were available to be issued.

On February 10, 2020, we executed a term sheet with Crust Management, LLC, Crust Chandler, LLC, and Crust SI Hayden & VDV, LLC , who own and operate Italian eateries in Scottsdale and Chandler Arizona, to purchase 100% of Crust's membership interest and assume up to $250,000 of Crust's debt obligations for a purchase price of $1,750,000. The purchase price is to be paid in common stock of $750,000, cash of $100,000 due upon execution of agreement, and a convertible promissory note of $900,000. The convertible promissory note will carry an interest rate of 5.0% with principal and interest due in one year and is convertible at a price of $2.00 per share. Under the terms of the agreement, Michael Merendino, the seller, will serve as President of THAT'S EATERTAINAMENT CORP. The acquisition is pending the executed acquisition agreement and the terms have not yet been finalized.

In March 2020, we entered into an agreement with Capstone Headwaters to act as our sole and exclusive investment banking advisor. Under the terms of the agreement we are obligated to pay a non-refundable cash fee of $70,000 in various installments over three months beginning upon execution of the agreement.

Note 17
Subsequent Events (continued)

In April 2020, we terminated the lease agreement entered into May 20, 2019 by our wholly-owned Arizona limited liability company, Morning Ritual Norterra, LLC. Under the terms of the termination, we were required to pay an early termination fee of $12,500 and to forfeit our security deposit in the amount of $11,930, which is included in Other Assets as of December 31, 2019.

During the Q1, 2020 we have borrowed an additional $1,177,385 on the draw facility to continue the buildout of our Riverview Social project in Mesa, Arizona. See Note 9, Secured Revolving Line of Credit and Draw Facility - Related Parties. As of the date of this filing, the remaining availability of $1,322,615 is no longer expected to be available to us.

On April 1, 2020, we amended an agreement with one note holder to extend a note due April 2020 to October 2020. Under the terms of the amendment the final payment of $25,000 and accrued interest originally due April 1, 2020 has been extended to October 1, 2020.

During May 2020, we further amended our lease for corporate office space. The lease provides for escalating monthly payments from approximately $4,600 to $4,800 beginning May 2020 through the maturity date in November 2022, and allows for one month of free rent in 2020.

On March 20, 2020, we closed our Peoria location due to the COVID-19 pandemic. Due to the closing we have applied for assistance under the Paycheck Protection Program, as of the date of the financial statements we have received approximately $459,000 from this program. The store closure in compliance with guidance and orders issued by federal, state and local governments to combat the spread the COVID-19 pandemic has caused a material adverse impact on the Company's revenues, results of operations and cash flows. The store closure order also impacts the opening of the Riverview Social project in Mesa, Arizona, as well as temporarily closing the Crust Italian eateries mentioned above. As of the date these financial statements were available to be issued, limited openings of restaurant and entertainment venues has begun in select states across the country. The closure order for the state of Arizona that was set to expire as of April 30, 2020 was extended to May 15, 2020. However, as part of the extension order, restaurant operators are allowed to begin limited openings as of May 11, 2020. Thus, the prospect of reopening our Peoria location on or about May 11, 2020 remains likely. The expiration also presents the opportunity to open our multi-unit project in Mesa, Arizona in May or June 2020. Even with the lifting of the closure order, the Company is unable to determine whether it will be able to successfully staff stores and the degree to which it will be able to re-engage customers. Thus, the Company has taken several immediate steps to reduce operating costs and to conserve cash. Additionally, the Company is undertaking conversations with landlords and other vendors to discuss relief from cash payments during this period.